SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 1)*

Chem Rx Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

163536105
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

		13G	Page 2 of 12 Pages
CUSIP No.	163536105

1	NAMES OF REPORTING PERSONS
	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Anguilla, British West Indies

	5	SOLE VOTING POWER

NUMBER OF		1,054,635

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,054,635

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,054,635

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	7.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

		13G	Page 3 of 12 Pages
CUSIP No.	163536105

1	NAMES OF REPORTING PERSONS
	MHR ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,200,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,200,000

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,200,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	8.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

		13G	Page 4 of 12 Pages
CUSIP No.	163536105

1	NAMES OF REPORTING PERSONS
	MHR FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,200,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,200,000

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,200,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	8.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

		13G	Page 5 of 12 Pages
CUSIP No.	163536105

1	NAMES OF REPORTING PERSONS
	MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,200,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,200,000

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,200,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	8.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

Page 6 of 12 Pages

Item 1(a). Name of Issuer:
Item 1(b). Address of Issuer’s Principal Executive Offices:
Item 2(a). Name of Person Filing:
Item 2(b). Address of Principal Business Office or, if none, Residence:
Item 2(c). Citizenship:
Item 2(d). Title of Class of Securities:
Item 2(e). CUSIP Number:
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership.
Item 5. Ownership of Five Percent or Less of a Class.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Item 8. Identification and Classification of Members of the Group.
Item 9. Notice of Dissolution of Group.
Item 10. Certification.
SIGNATURE

Page 7 of 12 Pages

     This statement on Schedule 13G (this “Statement”) amends and supplements, as Amendment No. 1, the statement on Schedule 13G filed November 6, 2007 (the “Initial 13G”) and relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Chem Rx Corporation (the “Issuer”). This Statement is being filed by the Reporting Persons (as defined below) to report that certain of the shares of Common Stock reported as being beneficially owned on the Initial 13G are shares of Common Stock that may be obtained upon the exercise of warrants that have been beneficially owned as of November 1, 2007.

Item 1(a).	Name of Issuer:
Chem Rx Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:
787 7th Avenue, 48th Floor
New York, NY 10019

Item 2(a).	Name of Person Filing:
     This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
1.	MHR Capital Partners Master Account LP (“Master Account”);

2.	MHR Advisors LLC (“Advisors”);

3.	MHR Fund Management LLC (“Fund Management”); and

Page 8 of 12 Pages

4.	Mark H. Rachesky, M.D. (“Dr. Rachesky”).
     This Statement relates to securities held for the accounts of each of Master Account, a limited partnership organized in Anguilla, British West Indies, and MHR Capital Partners (100) LP (“Capital Partners (100)”), a Delaware limited partnership. Advisors is the general partner of each of Master Account and Capital Partners (100) and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account and Capital Partners (100). Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account and Capital Partners (100) and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the securities reported herein and, accordingly, Fund Management may be deemed to beneficially own the securities held for the account of each of Master Account and Capital Partners (100). Dr. Rachesky is the managing member of Advisors and Fund Management and, in such capacity, may be deemed to beneficially own the securities held for the accounts of each of Master Account and Capital Partners (100).

Item 2(b).	Address of Principal Business Office or, if none, Residence:
     The address of the principal business office of each of the Reporting Persons is 40 West 57th Street, 24th Floor, New York, New York, 10019.

Item 2(c).	Citizenship:
1.	Master Account is an Anguilla, British West Indies limited partnership.

2.	Advisors is a Delaware limited liability company.

3.	Fund Management is a Delaware limited liability company.

4.	Dr. Rachesky is a United States citizen.

Item 2(d).	Title of Class of Securities:
     Common Stock

Item 2(e).	CUSIP Number: 163536105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

☐  Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)

☐  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)

☐  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)

☐  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)

☐  An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)

☐  An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)

☐  A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)

☐  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

☐  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
             Investment Company Act (15 U.S.C. 80a-3);

(j)

☐  A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)

☐  Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________

Page 9 of 12 Pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
(a) Amount beneficially owned:
     As of the date hereof:
1.	Master Account may be deemed to be the beneficial owner of 1,054,635 shares of Common Stock held for its own account. This number consists of (A) 351,545 shares of Common Stock and (B) 703,090 shares of Common Stock that may be obtained by Master Account upon the exercise of warrants.

2.	Capital Partners (100) may be deemed to be the beneficial owner of 145,365 shares of Common Stock held for its own account. This number consists of (A) 48,455 shares of Common Stock and (B) 96,910 shares of Common Stock that may be obtained by Capital Partners (100) upon the exercise of warrants.

3.	Advisors may be deemed to be the beneficial owner of 1,200,000 shares of Common Stock. This number consists of (A) 351,545 shares of Common Stock held for the account of Master Account, (B) 703,090 shares of Common Stock that may be obtained by Master Account upon the exercise of warrants, (C) 48,455 shares of Common Stock held for the account of Capital Partners (100) and (D) 96,910 shares of Common Stock that may be obtained by Capital Partners (100) upon the exercise of warrants.

4.	Fund Management may be deemed to be the beneficial owner of 1,200,000 shares of Common Stock. This number consists of all of the shares of Common Stock otherwise described in this Item 4(a) by virtue of Fund Management’s investment management agreement with Master Account and Capital Partners (100).

5.	Dr. Rachesky may be deemed to be the beneficial owner of 1,200,000 shares of Common Stock. This number consists of all of the shares of Common Stock otherwise described in this Item 4(a) by virtue of Dr. Rachesky’s position as the managing member of each of Fund Management and Advisors.

Page 10 of 12 Pages

(b) Percent of class:
     The percentages set forth below are calculated based on information contained in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008, which disclosed that there were 13,796,946 shares of Common Stock outstanding as of November 13, 2008.
1.	Master Account may be deemed to be the beneficial owner of approximately 7.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

2.	Capital Partners (100) may be deemed to be the beneficial owner of approximately 1.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

3.	Advisors may be deemed to be the beneficial owner of approximately 8.2% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

4.	Fund Management may be deemed to be the beneficial owner of approximately 8.2% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

5.	Dr. Rachesky may be deemed to be the beneficial owner of approximately 8.2% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.
(c) Number of shares as to which such person has:
1.	Master Account
(i)	Sole power to vote or to direct the vote: 1,054,635

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,054,635

(iv)	Shared power to dispose or to direct the disposition of: 0
2.	Capital Partners (100)
(i)	Sole power to vote or to direct the vote: 145,365

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 145,365

(iv)	Shared power to dispose or to direct the disposition of: 0

Page 11 of 12 Pages

3.	Advisors
(i)	Sole power to vote or to direct the vote: 1,200,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,200,000

(iv)	Shared power to dispose or to direct the disposition of: 0
4.	Fund Management
(i)	Sole power to vote or to direct the vote: 1,200,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,200,000

(iv)	Shared power to dispose or to direct the disposition of: 0
5.	Dr. Rachesky
(i)	Sole power to vote or to direct the vote: 1,200,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,200,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class. This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The partners of each of Master Account and Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the accounts of each of Master Account and Capital Partners (100) in accordance with their respective ownership interests in Master Account and Capital Partners (100).

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group. This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group. This Item 9 is not applicable.
Item 10. Certification.
By signing below each signatory certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 12 of 12 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
February 13, 2009.

MHR CAPITAL PARTNERS MASTER ACCOUNT LP By: MHR Advisors LLC, its General Partner
By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Vice President

MHR ADVISORS LLC
By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Vice President

MHR FUND MANAGEMENT LLC
By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Managing Principal

MARK H. RACHESKY, M.D.
By:	/s/ Hal Goldstein, Attorney in Fact